SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

GS FINANCIAL CORP.
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(Name of Issuer)

Common Stock, Par Value $.01 Per Share
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(Title of Class of Securities)

362274 10 2
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(CUSIP Number)

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Financial Corp. 1997 Recognition and Retention Plan and Trust
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
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3.	SEC USE ONLY
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4.	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
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5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 72,040
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6.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 0
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7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 72,040
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8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 0
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9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,040
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10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES	CERTAIN [ ]
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11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.74%
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12.	TYPE OF REPORTING PERSON EP

Item 1(a).	Name of Issuer: GS Financial Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices: 3798 Veterans Memorial Boulevard Metairie, LA 70002

Item 2(a).	Name of Person Filing: GS Financial Corp. 1997 Recognition and Retention Plan and Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence: GS Financial Corp. 3798 Veterans Memorial Boulevard Metairie, LA 70002

Item 2(c).	Citizenship: Louisiana

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number: 362274 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person filing is a: (f) [X] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership: (a) Amount beneficially owned: 72,040 (b) Percent of class: 4.74% (c) Number of shares as to which such person has

(i) Sole power to vote or to direct the vote: 72,040
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 72,040
(iv) Shared power to dispose or to direct the disposition of: 0

The GS Financial Corp. 1997 Recognition and Retention Plan Trust ("Trust") was established pursuant to the GS Financial Corp. 1997 Recognition and Retention Plan and Trust Agreement ("RRP"). Under the
terms of the RRP, the Trustees vote the unvested and unawarded shares held in the RRP. As of December
31, 2002, there were 59,568 awarded unvested shares and 12,472 unawarded shares held by the Trust.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [x]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Participants in the RRP are entitled to receive dividends from their vested shares upon distribution. The RRP does not own more than 5% on behalf of another person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group Not applicable since the reporting entity is not a member of a group.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GS FINANCIAL CORP.
1997 RECOGNITION AND RETENTION PLAN TRUST

Date: February 11, 2003	By:	/s/ Bruce A. Scott
Bruce A. Scott, Trustee

Date: February 11, 2003	By:	/s/ Lettie R. Moll
Lettie R. Moll, Trustee

Date: February 11, 2003	By:	/s/ Donald C. Scott
Donald C. Scott, Trustee

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